AGREEMENT OF SALE

     THIS AGREEMENT OF SALE (this "Agreement"), is entered into as of the 1st day of October, 1996, by and between SAMUEL GELTMAN & CO., a New Jersey corporation ("Purchaser"), and SALEM COURTHOUSE PARTNERS, an Illinois general partnership ("Seller").

                             W I T N E S S E T H:

1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price of Eight Million Seven Hundred Fifty Thousand And No/100 Dollars ($8,750,000.00) (the "Purchase Price"), that certain property commonly known as Salem Courthouse Apartments, West Lafayette, Indiana legally described on Exhibit A attached hereto (the "Property"). Included in the Purchase Price is all of the personal property set forth on Exhibit B attached hereto (the "Personal Property").

2.   PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

     2.1. Upon the execution of this Agreement, the sum of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) (the "Earnest Money") to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C; and

     2.2. On the "Closing Date" (hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations, by federally wired "immediately available" funds, on or before 3:00 p.m Chicago time.

3.   TITLE COMMITMENT AND SURVEY.

     3.1. Attached hereto as Exhibit D is a copy of a title commitment for an owner's standard title insurance policy issued by Chicago Title Insurance Company (hereinafter referred to as "Title Insurer") dated Sept. 19, 1996 for the Property (the "Title Commitment"), along with copies of each of the documents referred to as numbers 9-14, inclusive, in Schedule B - Part II of the Title Commitment (collectively, the "Title Exceptions"). For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) matters shown on the "Existing Survey" (hereinafter defined); (b) matters caused by the actions of Purchaser; (c) real estate taxes and assessments for the year 1996 and subsequent years, not yet due and payable; and (d) the title exceptions set forth in Schedule B - Part II of the Title Commitment as Numbers 7, 9-12, inclusive. All other exceptions to title shall be referred to as "Unpermitted Exceptions". The Title Commitment shall be conclusive evidence of good title as therein shown as to all matters to be insured by the title policy, subject only to the exceptions therein stated. On the Closing Date, Title Insurer shall deliver to Purchaser a title policy in conformance with the previously delivered Title Commitment, subject to the Permitted Exceptions, and
Unpermitted Exceptions waived by Purchaser (the "Title Policy"). Seller and Purchaser shall each pay for one-half of the costs of the Title Commitment and Title Policy, and Purchaser shall pay for the cost of any endorsements to, or extended coverage on, the Title Policy.
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     3.2.  Purchaser has received a survey of the Property prepared by Vester &
Associates, dated November 30, 1988 (the "Existing Survey"). Seller and Purchaser shall each pay for one-half of the costs of updating the Existing Survey, and Seller shall deliver the updated survey (the "Updated Survey") to Purchaser on or before October 15, 1996. The Updated Survey shall be certified to Purchaser and the Title Insurer, shall be prepared in accordance with the Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys, jointly established and adopted by ALTA and ACSM in 1992. The parties agree that Purchaser shall not be obligated to consummate the purchase of the Property unless the Updated Survey is sufficient to enable the Title Insurer to delete the general survey exception and to issue the Title Policy free from any survey matters, other than those shown in the Existing Survey. Purchaser hereby acknowledges that all matters disclosed by the Existing Survey are acceptable to Purchaser.

     3.3. The obligation of Purchaser to pay various costs set forth in Paragraphs 3.1 and 3.2 shall survive the termination of this Agreement.

4.   PAYMENT OF CLOSING COSTS.

     4.1. In addition to the costs set forth in Paragraphs 3.1 and 3.2, Purchaser and Seller shall each pay for one-half (p) of the costs of the documentary or transfer stamps to be paid with reference to the "Deed" (hereinafter defined) and all other stamps, intangible, transfer, documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser and all other charges of the Title Insurer in connection with this transaction, including closing fees.

5.   CONDITION OF TITLE.

     5.1. If, prior to "Closing" (as hereinafter defined), a date-down to the Title Commitment or the Updated Survey discloses any new Unpermitted Exception, Seller covenants and agrees that, within thirty (30) days from the date of the date-down to the Title Commitment or the Updated Survey, as applicable, Seller shall, subject to the provisions of Paragraph 11 hereof, at Seller's expense, bond over, cure and/or have any Unpermitted Exceptions removed from the Title Commitment or have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions. In such event, the time of Closing shall be delayed, if necessary, to give effect to said aforementioned time period. If Seller fails to cure or have said Unpermitted Exception removed or have the Title Insurer commit to insure as specified above within said thirty (30) day period, Purchaser may terminate this Agreement upon notice to Seller within five (5) days after the expiration of said thirty (30) day period. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5.1, this Agreement shall become null and void without further action of the parties, all Earnest Money theretofore deposited into the escrow by Purchaser, together with any interest accrued thereon, shall be returned to Purchaser, Purchaser shall be entitled to
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receive from Seller an amount equal to the actual costs paid or incurred by
Purchaser in connection with this Agreement, which amount shall not exceed the amount of the Earnest Money on deposit with the Escrow Agent at the time of said termination, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.

     5.2. Seller agrees to convey fee simple title to the Property to Purchaser by special warranty deed (the "Deed") in recordable form subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser.

6.   CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

     6.1. Except as provided in the indemnity provisions contained in Paragraph 7.1 of this Agreement, Seller shall bear all risk of loss with respect to the Property until the Closing Date. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $150,000.00 (as determined by Seller in good faith) Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (in which case the Closing Date shall be extended until completion of such restoration) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty, and Seller shall pay to Purchaser at Closing the amount of Seller's insurance deductible. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost in excess of $150,000.00 (as determined by Seller in good faith), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within twenty (20) days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser, this Agreement shall become null and void, the Earnest Money deposited by Purchaser shall be returned to Purchaser, together with interest thereon, and neither party shall have any further liability or obligations hereunder, except for Purchaser's obligation to indemnify Seller, as more fully set forth in Paragraph 7.1. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date, and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty, and Seller shall pay to Purchaser at Closing the amount of Seller's insurance deductible.

     6.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that (a) the taking of any part of the Property shall
(i) materially impair access to the Property; (ii) cause any material
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non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impair the use of the Property as it is currently being operated (hereinafter collectively referred to as a "Material Event"), or (b) involves an amount equal to or greater than $150,000.00, Purchaser may:

          6.2.1. terminate this Agreement by written notice to Seller, in which event the Earnest Money deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease, except for Purchaser's obligations to indemnify Seller and restore the Property, as set forth in Paragraph 7.1; or

          6.2.2. proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings, and shall credit to Purchaser at Closing the amount of any award paid to Seller prior to Closing.

     6.3. Purchaser shall then notify Seller, within twenty (20) days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under Paragraph 6.2.1 or Paragraph 6.2.2. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such twenty (20) day period, Purchaser shall be deemed to have elected to exercise its rights under Paragraph 6.2.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not either constitute a Material Event or involve an amount equal to or greater than $150,000.00, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings, and shall credit to Purchaser at Closing the amount of any award paid to Seller prior to Closing.

7.   INSPECTION AND AS-IS CONDITION.

     7.1. During the period commencing on October 1, 1996, and ending at 5:00 p.m. Chicago time on November 16, 1996 (said period being herein referred to as the "Inspection Period"), Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser may enter upon the Property, at any reasonable time and upon reasonable prior notice to Seller, to inspect the Property, including a review of leases located at the Property, and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller agrees to deliver to Purchaser copies of the current rent roll for the Property, the most recent tax and insurance bills, utility account numbers, service contracts, the Existing Survey and unaudited year end 1995 and year to date (through August 31, 1996) operating statements (the "Due Diligence Documents").
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     All of the foregoing tests, investigations and studies to be conducted under this Paragraph 7.1 by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property actually and directly caused by Purchaser's investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Purchaser, and reasonably acceptable to Seller.

     Prior to commencing any such tests, studies and investigations, Purchaser shall furnish to Seller a certificate of insurance evidencing comprehensive general public liability insurance insuring the person, firm or entity performing such tests, studies and investigations and listing Seller and Purchaser as additional insureds thereunder.

     If Purchaser is dissatisfied with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 7.1, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the Inspection Period. If written notice is not received by Seller pursuant to this Paragraph 7.1 prior to the expiration of the Inspection Period, then the right of Purchaser to terminate this Agreement pursuant to this Paragraph 7.1 shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Inspection Period: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser in connection with its due diligence during the Inspection Period, provided that Seller reimburses Purchaser for the out-of-pocket costs and expenses incurred by Purchaser in connection with said studies, reports and other investigations; and (ii) the Earnest Money deposited by Purchaser shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 7.1. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.1, shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.2. Purchaser acknowledges and agrees that, except with respect to the representations and warranties contained in Paragraph 16, it will be purchasing the Property and the Personal Property based solely upon its inspections and investigations of the Property and the Personal Property, and that Purchaser will be purchasing the Property and the Personal Property "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property and the Personal Property as of the last day of the Inspection Period, wear and tear and loss by fire or other casualty or condemnation excepted. Without limiting the foregoing,
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Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property or the Personal Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of "Hazardous Materials" (as hereinafter defined), economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning or building laws, rules or regulations or "Environmental Laws" (hereinafter defined) affecting the Property. Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. Purchaser hereby releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller or the Affiliates of Seller, and Purchaser hereby agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller or the Affiliates of Seller, relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the Property, whether known or unknown. As used herein, "Environmental Laws" means all federal, state and local statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, policies and requirements (including consent decrees, judicial decisions and administrative orders) relating to the protection, preservation, remediation or conservation of the environment or worker health or safety, all as amended or reauthorized, or as hereafter amended or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C.
Section 9601 et seq., the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. Section 6901 et seq., the Emergency Planning and Community Right-to-Know Act ("Right-to-Know Act"), 42 U.S.C. Section 11001 et seq., the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act ("Clean Water Act"), 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act ("Safe Drinking Water Act"), 42 U.S.C. Section 300f et seq., the Atomic Energy Act ("AEA"), 42 U.S.C. Section 2011 et seq., the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. Section 651 et seq., and the Hazardous Materials Transportation Act (the "Transportation Act"), 49 U.S.C.
Section 1802 et seq.  As used herein, "Hazardous Materials" means:
(1) "hazardous substances," as defined by CERCLA; (2) "hazardous wastes," as defined by RCRA; (3) any radioactive material including, without limitation, any source, special nuclear or by-product material, as defined by AEA; (4) asbestos in any form or condition; (5) polychlorinated biphenyls; and (6) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.2 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.3. Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's
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request solely as illustrative material.  Except as may otherwise be specifically set forth elsewhere in this Agreement, Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and, except as may otherwise be specifically set forth elsewhere in this Agreement, releases Seller and the Affiliates of Seller from any liability with respect to such historical information.
Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.3 shall survive the Closing and the delivery of the Deed and termination of this Agreement.

     7.4. Seller has provided to Purchaser the following existing report:
Report of Preliminary Environmental Site Assessment Salem Courthouse Apartments, West Lafayette, Indiana, Law Engineering, Project No. 402.88141,
dated November 23, 1988 ("Existing Report").   Seller makes no representation
or warranty concerning the accuracy or completeness of the Existing Report. Purchaser hereby releases Seller and the Affiliates of Seller from any liability whatsoever with respect to the Existing Report, or, including, without limitation, the matters set forth in the Existing Report, and the accuracy and/or completeness of the Existing Report, except with respect to a breach of a representation or warranty of Seller contained herein.
Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Report. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.4 shall survive the Closing and the delivery of the Deeds and termination of this Agreement.

8. CLOSING. The closing of this transaction (the "Closing") shall be on December 16, 1996 (the "Closing Date"), at the office of Title Insurer, West Lafayette, Indiana, at which time Seller shall deliver possession of the Property to Purchaser. Notwithstanding the foregoing, Purchaser shall have the right to extend the Closing Date for an additional thirty (30) days, provided that Purchaser (a) advises Seller of its election to extend the Closing Date no later than five (5) days prior to the Closing Date, and (b) deposits an additional $100,000.00 (the "Additional Earnest Money Deposit") with Title Insurer, to be held in accordance with the provisions of the Escrow Agreement, no later than five (5) days prior to the Closing Date. In the event that Purchaser extends the Closing Date in accordance with this paragraph, the Earnest Money and the Additional Earnest Money shall be non-refundable for any reason, other than Seller's default under this Agreement. The Earnest Money and the Additional Earnest Money, together with interest accrued thereon, shall be credited towards the Purchase Price at Closing. This transaction shall be closed through an escrow with Title Insurer, in accordance with the general provisions of the usual and customary form of deed and money escrow for similar transactions in Indiana, or at the option of either party, the Closing shall be a "New York style" closing at which the Purchaser shall wire the Purchase Price to Title Insurer on the Closing Date and prior to the release of the Purchase
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Price to Seller, Purchaser shall receive the Title Policy or marked up commitment dated the date of the Closing Date. In the event of a New York style closing, Seller shall deliver to Title Insurer any customary affidavit in connection with a New York style closing. All closing and escrow fees shall be divided equally between the parties hereto. Notwithstanding anything to the contrary contained in this Paragraph 8 or elsewhere in this Agreement, in no event shall either party have the right to extend the Closing or the Closing Date beyond January 15, 1997 for any reason.

9.   CLOSING DOCUMENTS.

     9.1. On or prior to the Closing Date, Seller and Purchaser shall execute and deliver to one another a joint closing statement. In addition, Purchaser shall deliver to Seller the balance of the Purchase Price, an assumption of the documents set forth in Paragraph 9.2.3 and 9.2.4 and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     9.2. On the Closing Date, Seller shall deliver to Purchaser the following:

          9.2.1. the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.2. a quit claim bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

          9.2.3. assignment and assumption of intangible property (in the form attached hereto as Exhibit G), including, without limitation, the service contracts listed in Exhibit H attached hereto;

          9.2.4. an assignment and assumption of leases and security deposits (in the form attached hereto as Exhibit I);

          9.2.5. non-foreign affidavit (in the form of Exhibit J attached hereto);

          9.2.6. original, and/or copies of, leases affecting the Property in Seller's possession (which shall be delivered at the Property), and originals and/or copies of all service contracts listed in Exhibit H;

          9.2.7. all documents and instruments reasonably required by the Title Insurer to issue the Title Policy;

          9.2.8. possession of the Property to Purchaser, subject to the terms of leases;

          9.2.9.  evidence of the termination of the management agreement;

          9.2.10. notice to the tenants of the Property of the transfer of title and assumption by Purchaser of the landlord's obligation under the leases and the obligation to refund the security deposits (in the form of Exhibit K); and
          9.2.11.  an updated rent roll.
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10.  PURCHASER'S DEFAULT.  ALL EARNEST MONEY DEPOSITED INTO THE ESCROW,
INCLUDING THE ADDITIONAL EARNEST MONEY, IF APPLICABLE, IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY, INCLUDING THE ADDITIONAL EARNEST MONEY, IF APPLICABLE, AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH IN PARAGRAPH 7.1 HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY AND THE ADDITIONAL EARNEST MONEY, IF APPLICABLE,HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY, INCLUDING THE ADDITIONAL EARNEST MONEY, IF APPLICABLE, TOGETHER WITH ANY INTEREST ACCRUED THEREON, PLUS ACTUAL COSTS PAID OR INCURRED BY PURCHASER IN CONNECTION WITH THIS AGREEMENT, BUT NOT TO EXCEED THE AMOUNT OF THE EARNEST MONEY ON DEPOSIT WITH THE ESCROW AGENT AT THE TIME OF THE DEFAULT, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS ITS WILLFUL REFUSAL TO DELIVER THE DEED, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

12.  PRORATIONS.

     12.1. Rents (exclusive of delinquent rents, but including prepaid rents); refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); water and other utility charges; fuels; prepaid operating expenses, such as trash removal, heating, ventilation and air conditioning service and maintenance contracts; real and personal property taxes; and other similar items shall be adjusted ratably as of 11:59 p.m. on the Closing Date, and credited or debited against the balance of the cash due at Closing. Assessments payable in installments which are due subsequent to the Closing Date shall be paid by Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data, other than real estate taxes, which shall be prorated on the basis of 105% of the aggregate 1995 real estate taxes. Additionally, Purchaser shall receive a credit of $35,000.00 as "rent concessions" at Closing. All prorations will be final except as to delinquent rent referred to in Paragraph 12.2 below.

     12.2. If, as of the Closing Date, any rent is in arrears for the period prior to the calendar month when the Closing occurs, then the first rent collected by Purchaser shall be applied to current rents and then towards subsequent delinquent rent. If on the Closing Date rent is in arrears only for the calendar month when the Closing occurs, then the first rent collected by Purchaser shall be apportioned between Seller and Purchaser. Any amounts due
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to Seller shall be paid by Purchaser to Seller within 10 days of receipt of such amounts. Any amounts collected by Purchaser pursuant to this Paragraph are hereinafter collectively referred to as the "Post Closing Receipts".
Within 120 days after the Closing Date, Purchaser shall deliver to Seller a reconciliation statement of Post-Closing Receipts through the first 90 days after the Closing Date. Upon the delivery of the Post-Closing Receipts reconciliation, Purchaser shall deliver to Seller any Post-Closing Receipts owing to Seller and not previously delivered to Seller in accordance with the terms hereof. Paragraph 12.2 of this Agreement shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. Neither this Agreement nor a memorandum thereof shall be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof.

14. ASSIGNMENT. The Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of the Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof. Notwithstanding the foregoing, Seller hereby consents to an assignment to any partnership or limited liability company in which an officer of the Purchaser is a managing partner or a manager, as the case may be, provided such assignment is effected at least ten days prior to the Closing Date.

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction other than to CB Commercial Real Estate Group ("Seller's Broker") (to be paid by Seller). Seller's commission to Seller's Broker shall only be payable out of the proceeds of the sale of the Property in the event the transaction set forth herein closes. Purchaser and Seller shall indemnify, defend and hold the other party hereto harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through the indemnifying party any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated other than to Seller's Broker. The indemnifying party shall undertake its obligations set forth in this Paragraph 15 using attorneys selected by the indemnifying party and reasonably acceptable to the indemnified party. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed.

16.  REPRESENTATIONS AND WARRANTIES.

     16.1. Any reference herein to Seller's knowledge or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by James Mendelson or Michael Becker (collectively, the "Seller's Representative"), and any representation or warranty of the Seller is based upon those matters of which the Seller's Representative has actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller, the general partner or limited partners of Seller, the subpartners of the general partner or limited partners of Seller or Seller's Representative.

     16.2. Subject to the limitations set forth in Paragraph 16.1, Seller hereby makes the following representations and warranties, which representations and warranties are made to Seller's knowledge, and shall be deemed made again on the Closing Date and which shall survive the Closing for a period of ninety (90) days:

          a. The present use and occupancy of the Property conform with applicable building and zoning laws, and Seller has received no notice that any such laws, rules or regulations are being violated.
          b. The rent roll attached hereto as Exhibit M (the "Rent Roll") and the rent roll updated as of the Closing Date are and will be true and accurate.

          c. There is no pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property.

          d.   There are no employees of Seller at the Property.

          e. Except as may be set forth in the Rent Roll, no concessions or rebates are due to any of the tenants.

          f. The Rent Roll sets forth all of the tenants who have any leasehold interest in the Property, as of the date set forth in the Rent Roll.
          g. Each tenant's rights under the leases are fully described in the lease which is maintained by Seller for examination by the Purchaser at the Property.

          h. Seller has not received any written notice by any board of fire underwriters that there are any defects or deficiencies in the Property. Copies of any notices which Seller receives shall be sent to Purchaser forthwith.

          i. No person, including but not limited to tenants, licensees or other occupants under any tenant lease, has any right or option to purchase or otherwise acquire the Property or any portion thereof.

          j. The Due Diligence Documents which Seller has delivered to Purchaser are true, correct and complete.

          k. Seller has full partnership power and authority to enter into this Agreement and to perform all of its duties and obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by all partnership action, and no other partnership proceedings on the part of Seller are necessary to authorize and approve this Agreement and/or the transactions contemplated hereby.

          l. Attached as Exhibit H is a complete list of all service contracts ("Service Contracts") affecting the Property.

          m. Seller has not received any written notice of any special assessments pertaining to the Property. Copies of any notice pertaining to a special assessment will be sent to Purchaser forthwith. Any special assessments for incomplete improvements for completed work which are payable in installments shall be prorated so that all installments due prior to the Closing Date shall be paid by Seller and all installments due subsequent to the Closing Date shall be borne by Purchaser.

     16.3. Purchaser hereby represents and warrants to Seller that Purchaser has the full right, power and authority to execute and deliver this Agreement and consummate the transactions contemplated herein.

     16.4. If at any time after the execution of this Agreement, either Purchaser or Seller become aware of information which makes a representation and warranty contained in this Agreement to become untrue in any material respect, said party shall promptly disclose said information to the other party hereto. Provided the party making the representation or warranty did not take any deliberate actions to cause the representation or warranty in question to become untrue in any material respect, said party shall not be in default under this Agreement, and the sole remedy of the other party shall be to terminate this Agreement. Notwithstanding anything contained herein to the contrary, if the status of any of the tenancies changes from the date of the rent roll attached hereto and the date of the rent roll delivered at Closing, provided the change in status is not caused by a breach of Seller's covenants contained in Paragraph 17 herein, then Purchaser shall not have the right to terminate this Agreement or make any claim for a breach of a representation or warranty hereunder involving the rent roll or tenancies thereunder. Purchaser and Seller are prohibited from making any claims against the other party hereto after the Closing with respect to any breaches of the other party's representations and warranties contained in this Agreement that the claiming party has actual knowledge of prior to the Closing.

     16.5. The parties agree that the representations and warranties contained herein shall survive Closing for a period of ninety (90) days (i.e., the claiming party shall have no right to make any claims against the other party for a breach of a representation or warranty after the expiration of ninety (90) days immediately following Closing).

17.  SELLER'S COVENANTS.  Seller hereby covenants as follows:

     a. Seller shall maintain full replacement cost casualty insurance up to and including the Closing Date.

     b. Seller shall maintain, operate and manage the Property until the Closing Date in the same manner as existed prior to the execution of this Agreement.

     c. Seller shall not modify any existing Service Contracts or enter into any new Service Contracts that are not terminable upon thirty (30) days prior notice without premium or penalty.

     d. As of the Closing Date, there will be no uncured defaults by Seller under any of the Service Contracts.

     e. In consideration of Purchaser's consenting to the limitation of liability set forth in Paragraph 18 below, Seller shall not make a distribution of the net proceeds of this sale to its partners for a period of ninety (90) days after the Closing Date. If Purchaser makes a claim against Seller within the aforesaid ninety (90) day period, then Seller will continue to withhold distribution of the net proceeds until the claim is settled or adjudicated. However, the amount withheld shall not exceed the amount of the claim.

     f. Seller shall not enter into any new tenant leases for terms of more than one (1) year or for a rental at less than those rents currently charged for similar apartments.

     g. within ten (10) days after the execution of this Agreement, Seller will deliver to Purchaser copies of all licenses, permits and certificates of occupancy that Seller has in its possession.

     h. The management agreement shall have been terminated as of the Closing Date. Purchaser will advise Seller of those Service Contracts for which Seller shall send notices of termination on the Closing Date.

     i. Seller will deliver the Property free and clear of all mechanic liens, including any notices of intent to file a mechanic lien claim.

18. LIMITATION OF LIABILITY. Neither Seller, nor any Affiliate of Seller, nor any of their respective beneficiaries, shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

19. PURCHASER'S ORGANIZATIONAL DOCUMENTS. At least ten (10) days prior to the Closing Date, Purchaser will provide Seller's attorney with copies of its organizational documents, including a true copy of a corporate resolution, and an incumbency certificate. In the event that Purchaser has assigned its rights under this Agreement in accordance with paragraph 14 hereof, Purchaser shall provide Seller's attorney with copies of the organizational documents of the assignee, including the Partnership Agreement, Partnership Resolution, Certificate of Limited Partnership, Operating Agreement, Articles of Organization and Member Consent, as applicable.

20.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

21. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by overnight courier such as Federal Express, by facsimile transmission or made by United States registered or certified mail addressed as follows:

     TO SELLER:               c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Ilona Adams

     with copies to:          The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  James Mendelson
                              (847) 267-1600
                              (847) 317-4462 (FAX)

     and to:                  Katten Muchin & Zavis
                              525 West Monroe Street
                              Suite 1600
                              Chicago, Illinois  60661-3693
                              Attention:  Daniel J. Perlman, Esq.
                              (312) 902-5532
                              (312) 902-1061 (FAX)

     TO PURCHASER:            c/o Samuel Geltman, Inc.
                              205 Robin Road
                              Suite 202
                              Paramus, New Jersey  07652
                              Attention: Nancy J. Geltman
                              (201) 599-9292
                              (201) 599-1326 (FAX)

     and one copy to:         John F. Dougherty, Jr.
                              Stradley, Bonon, Stevens & Young
                              2600 One Commerce Square
                              Philadelphia, Pennsylvania  19103-7098
                              (215) 564-8000
                              (215) 564-8120 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or the same day as given if sent by facsimile transmission and received by 5:00 p.m. Chicago time or on the second (2nd) business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail, by overnight courier or by facsimile transmission as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent. Notice may be given on behalf of either party by its counsel.

22.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser will execute two
(2) copies of this Agreement and three (3) copies of the Escrow Agreement and forward them to Seller for execution, accompanied with the Earnest Money payable to the Escrow Agent set forth in the Escrow Agreement. Seller will forward one (1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow Agent:

     (A)  Earnest Money;

     (B)  One (1) fully executed copy of this Agreement; and

     (C) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

23. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Indiana, except that with respect to the retainage of the Earnest Money and the Additional Earnest Money, if applicable, as liquidated damages, the laws of the State of Illinois shall govern.

24. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

25. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

26. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

27. TAX-DEFERRED EXCHANGE. The parties acknowledge that Purchaser intends to purchase and acquire the Property as a part of a tax-deferred exchange under and pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations promulgated thereunder (the "Regulations"). Seller covenants and agrees to reasonably cooperate with Purchaser's efforts to structure and consummate the transactions which are the subject of this Agreement as a part of a tax-deferred exchange in compliance with the Code and the Regulations; provided, however (a) such cooperation shall be at no additional costs or expense to Seller, (b) structuring of the transaction as a tax-deferred exchange shall not delay Closing as provided for in Section 8 hereof, (c) neither such cooperation, nor anything in this Section 27 provided, shall be construed to require Seller to sell, purchase or acquire any property (real or personal) or to take title to any property (real or personal), other than the Property, as an accommodation to Purchaser, or for any other reason, (d) no such structuring shall limit or in any manner modify either party's obligations, duties, responsibilities or liabilities under or with respect to this Agreement, (e) Purchaser shall defend, indemnify and hold Seller harmless from and against any and all liability that otherwise might be suffered or incurred by Seller, to the extent such liability arises out of or by virtue of its cooperation with Purchaser in the manner described in this
Section 27, with counsel acceptable to Seller, in its sole and absolute discretion; and (f) although Seller shall cooperate with Purchaser in accordance with the terms of this Section 27, Seller shall have no responsibility whatsoever for ensuring that Purchaser successfully accomplishes a tax-deferred exchange in accordance with the Code and the Regulations. All documents or agreements necessary in order to effect a tax-deferred exchange shall be prepared at the expense of Purchaser. Purchaser may assign its rights under this Agreement (but not its obligations or liabilities), by means of an assignment to be executed by and among Seller, Purchaser and Purchaser's intermediary, and Seller shall execute such an assignment at Purchaser's request, so long as the assignment does not adversely affect Seller's rights under this Agreement, and so long as such assignment complies with the terms set forth in this Section 27.

     IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date first set forth above.

                              PURCHASER:

                              SAMUEL GELTMAN & CO., a New Jersey corporation

                              By:   /s/ Nancy J. Geltman
                                   ----------------------------------------
                              Name:     Nancy J. Geltman
                                   ----------------------------------------
                              Its:      President
                                   ----------------------------------------


                              SELLER:

                              SALEM COURTHOUSE PARTNERS, an Illinois general partnership

                              By:  BIPIDS Limited Partnership, an Illinois
                                   limited partnership, a general partner

                              By: IDS/Balcor Income Partners, A Real Estate Limited Partnership, a Delaware limited partnership, its general partner

                              By:  Balcor Affiliated Partners-87, Inc., an
                                   Illinois corporation, its general partner

                              By:   /s/ James E. Mendelson
                                   -----------------------------------------
                              Name:     James E. Mendelson
                                   -----------------------------------------
                              Its:      Authorized Representative
                                   -----------------------------------------

Salem Courthouse Apartments

_________________ of CB Commercial Real Estate Group ("Seller's Broker") executed this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement is as set forth in that certain Listing Agreement, dated __, 199_ between Seller and Seller's Broker (the "Listing Agreement"). Seller's Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Broker and a release, in the appropriate form, stating that no other fees or commissions are due to it from Seller or Purchaser.


                                   CB Commercial Group Real Estate

                                   By:
                                        --------------------------------------

                                   Exhibits

A    -    Legal

B    -    Personal Property

C    -    Escrow Agreement

D    -    Title Commitment

E    -    Deed

F    -    Bill of Sale

G    -    Assignment and Assumption of Intangible Property

H    -    Service Contracts

I    -    Assignment and Assumption of Leases and Security Deposits

J    -    Non-Foreign Affidavit

K    -    Notice to Tenants

L    -    Intentionally Deleted

M    -    Rent Roll